News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Titan Trading Announces Stock Options Grant

          VANCOUVER, Dec. 22 /CNW/ - Titan Trading Analytics Inc. (TTA:TSX-VEN; TITAF: OTC-BB) is pleased to announce that it has granted incentive stock options on 1,850,000 common shares in its capital exercisable at price of $0.10 each for a period of five years.

On behalf of the Board

"Dr. Ken Powell"

Dr. Ken Powell
Chairman and President

          THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE CONTENTS AND HAS NEITHER APPROVED NOR DISAPPROVED OF THE CONTENT OF THIS RELEASE. THE COMPANY RELIES ON LITIGATION PROTECTION FOR FORWARD-LOOKING STATEMENTS

%SEDAR: 00003162E

          /For further information: please contact Jim Porter, Chief Financial Officer and Director at (604) 681-6638 or jporter(at)titantrading.com; Also see http://www.titantrading.com/
          (TTA. TITAF)

CO: Titan Trading Analytics Inc.

CNW 16:28e 22-DEC-03